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SEC Mail Processing Section
FEB 19 2008
Washington, DC
105

SE 08029290 MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 26775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Economy Securities, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Mortensen Lane
(No. and Street)

Evansville (City) Indiana (State) 47715 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leigh Ann Weinzapfel (812) 474-1015
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe Shine & Co., Inc.
(Name – *if individual, state last, first, middle name*)

222 E. Market Street (Address) New Albany (City) Indiana (State) 47150 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leigh Ann Weinzapfel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Economy Securities, Incorporated, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA L. NELSON
Vanderburgh County
My Commission Expires
August 27, 2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ECONOMY SECURITIES, INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

ECONOMY SECURITIES, INCORPORATED

CONTENTS

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Independent Auditor's Report

Board of Directors
Economy Securities, Incorporated
Evansville, Indiana

We have audited the accompanying statement of financial condition of **Economy Securities, Incorporated** (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Economy Securities, Incorporated at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Monroe Shine

New Albany, Indiana
February 11, 2008

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	35,073
Deposit with clearing organization		15,477
Receivable from broker-dealers and clearing organization		16,004
Other assets		13,392
Total Assets	$	79,946

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	32,281
Stockholder's Equity:		
Common stock, no par value, 10,000 shares authorized, 700 shares issued and outstanding		70,000
Paid-in capital		35,000
Deficit		(57,335)
Total stockholder's equity		47,665
Total Liabilities and Stockholder's Equity	$	79,946

See accompanying notes to financial statements.

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

		Percent to Revenue
Revenue:		
Commissions	$ 166,978	46.7
Trail fees	119,572	33.4
Other income	44,727	12.6
Other correspondent income	24,764	6.9
Interest and dividends	1,598	0.4
Total revenues	357,639	100.0
Expenses:		
Employee compensation and benefits	154,926	43.3
Other expenses	35,889	10.1
Occupancy	24,000	6.7
Floor brokerage, exchange, and clearance fees	20,541	5.7
Communications and data processing	5,568	1.6
Total expenses	240,924	67.4
Net Income	$ 116,715	32.6

See accompanying notes to financial statements.

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock		Paid-in		
	Shares	Amount	Capital	Deficit	Total
Balances - January 1, 2007	700	$ 70,000	$ 35,000	$ (57,025)	$ 47,975
Net Income	-	-	-	116,715	116,715
Distributions	-	-	-	(117,025)	(117,025)
Balances - December 31, 2007	700	$ 70,000	$ 35,000	$ (57,335)	$ 47,665

See accompanying notes to financial statements.

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Cash inflows:	
Cash received from clearing organization and others	$ 373,335
Interest and dividends received	1,598
Cash outflows:	
Cash paid to suppliers and employees	(228,462)
Net cash provided by operating activities	146,471
Cash Flows from Investing Activities:	
Cash inflows:	
Deposit with clearing organization	959
Cash outflows:	
Deposit with clearing organization	(637)
Net cash provided by investing activities	322
Cash Flows from Financing Activities:	
Cash outflows:	
Distributions	(117,025)
Net cash used in financing activities	(117,025)
Net Increase in Cash	29,768
Cash at beginning of year	5,305
Cash at end of year	$ 35,073
Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Income	$ 116,715
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from broker-dealers and clearing organization	17,294
Increase in accounts payable, accrued expenses, and other liabilities	25,854
Increase in other assets	(13,392)
Net cash provided by operating activities	$ 146,471

See accompanying notes to financial statements.

ECONOMY SECURITIES, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE A – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Economy Securities, Incorporated (Company) operates as a fully-disclosed introducing broker in trading and investment securities. The Company's customer base is primarily individual investors located in Indiana, Illinois and Kentucky. The Company is a wholly owned subsidiary of Economy Acquisition Corp.

Allowance for Doubtful Accounts
Accounts receivable consists of fees and commissions receivable from broker-dealers and Southwest Securities, Inc. (Clearing Organization) and is considered fully collectible. Therefore, no allowance for doubtful accounts has been provided.

Revenue and Expenses
Commissions and related clearing expenses are recorded on a settlement-date basis. There were no significant transactions at December 31, 2007 that would require reconciliation with trade-date basis accounting.

Advertising
The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $1,484 for the year ended December 31, 2007.

Income Taxes
The Company is a qualified subchapter S subsidiary and is not treated as a separate corporation for income tax purposes. The Company's assets, liabilities and income are treated as assets, liabilities and income of its parent company, which has elected to be classified as an S corporation for income tax purposes. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B –DEPOSIT WITH CLEARING ORGANIZATION

At December 31, 2007, the Company had an interest-bearing clearing deposit of $15,477 with Southwest Securities, Inc.

NOTE C – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION

At December 31, 2007, the Company had fees and commissions receivable of $16,004.

NOTE D – RELATED PARTY TRANSACTIONS

The Company leases office space from Weinzapfel & Co., LLC, a related entity under common control, under an operating lease with an initial one-year term that is renewed annually. Total rent paid under this lease for the year ended December 31, 2007 was $24,000. The lease was renewed for a one-year term on January 24, 2008 with aggregate monthly rental payments of $36,000 scheduled for 2008. At December 31, 2007, the Company had receivables of $1,600 and accounts payable of $1,364 outstanding from Weinzapfel & Co., LLC.

The Company leases employees from WH Benefits, Inc., a related entity under common control. Reimbursements of such costs, including compensation and benefits, under this arrangement for the year ended December 31, 2007 was $154,926 and $17,718 was payable to this related entity at December 31, 2007.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $32,252, which was $27,252 in excess of its required net capital of $5,000. At December 31, 2007, the Company's net capital ratio was 1.00 to 1.

ECONOMY SECURITIES, INCORPORATED

SUPPLEMENTARY INFORMATION

ECONOMY SECURITIES, INCORPORATED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Net Capital	
Stockholder's equity qualified for net capital	$ 47,665
Total nonallowable assets:	
12b1 fees receivable	(14,870)
Net capital before haircuts on securities	32,795
Haircuts on securities - money market account	(543)
Net Capital	$ 32,252
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 32,281
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 2,152
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 27,252
Excess net capital at 1,000 percent	$ 29,024
Ratio of aggregate indebtedness to net capital	1.00 to 1

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) as there were no material differences between the broker-dealer's computation of net capital under rule 15c3-1 included in the original unaudited FOCUS filing.

ECONOMY SECURITIES, INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Broker-dealer is exempt from Rule 15c3-3. All customer transactions are cleared through Southwest Securities, Inc. on a fully disclosed basis.

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Board of Directors
Economy Securities, Incorporated
Evansville, Indiana

In planning and performing our audit of the financial statements and supplementary schedules of **Economy Securities, Incorporated** (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of pursuing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Monroe Shine

New Albany, Indiana
February 11, 2008

END